Exhibit (g)(1)

FIRST AMENDMENT TO THE INVESTMENT ADVISORY AND

ADMINISTRATIVE SERVICES AGREEMENT

BETWEEN

FS INVESTMENT CORPORATION

AND

FB INCOME ADVISOR, LLC

Section 9(d) of this Agreement (the “Agreement”), first entered into on the 12th day of February, 2008, by and between FS INVESTMENT CORPORATION, a Maryland corporation (the “Company”), and FB INCOME ADVISOR, LLC, a Delaware limited liability company (the “Adviser”) is hereby amended as follows:

2.	Company’s Responsibilities and Expenses Payable by the Company.

(b)	Costs.

(ii) if the Offering Proceeds exceed $8,333,333.33, the Company shall reimburse the Adviser for such Reimburseable O&O Expenses to the extent that the Reimburseable O&O Expenses, together with all past Organization and Offering Expenses for which the Adviser has received reimbursement, does not exceed an amount equal to 1.5% of the Offering Proceeds, or a maximum reimbursement of $22,500,000, assuming the maximum offering size is $1,500,000,000.

9.	Effectiveness, Duration and Termination of Agreement.

(d) Other Matters. Without the approval of holders of a majority of the shares entitled to vote on the matter, the Adviser shall not: (i) amend the investment advisory agreement except for amendments that do not adversely affect the interests of the stockholders; (ii) voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Company and would not materially adversely affect the stockholders; (iii) appoint a new Adviser; (iv) sell all or substantially all of the Company’s assets other than in the ordinary course of the Company’s business; or (v) cause the merger or other reorganization of the Company. In the event that the Adviser should withdraw pursuant to (ii) above, the withdrawing Adviser shall pay all expenses incurred as a result of its withdrawal. The Company may terminate the Adviser’s interest in the Company’s revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the terminated Adviser’s interest, determined by agreement of the terminated Adviser and the Company. If the Company and the Adviser cannot agree upon such amount, then such amount will be determined in accordance with the then current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally by the terminated Adviser and the Company. The method of payment to the terminated Adviser must be fair and must protect the solvency and liquidity of the Company.

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IN WITNESS HEREOF, the undersigned has approved this Rider to the Agreement by and between FS Investment Corporation on this 5th day of August, 2008.

FS INVESTMENT CORPORATION

By:	/s/ Michael C. Forman
Michael C. Forman
President & Chief Executive Officer

FB INCOME ADVISOR, LLC

By:	/s/ Michael C. Forman
Michael C. Forman
Title: Chief Executive Officer